## Voting Items

The Board of Directors recommends you vote FOR the following proposals:

1. Election of Directors

   To elect nine directors

   1a. Dennis M. Bartlett

   1b. Jonathan Cherry

   1c. Mike Ciricillo

   1d. Dr. David Dreisinger

   1e. W. Ian L. Forrest

   1f. Helen Harper

   1g. Alan R. Hodnik

   1h. Stephen Rowland

   1i. Michael M. Sill

2. Appointment of Auditors

   Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

E30015-TBD